RBC PROVIDES INFORMATION ON GOODWILL IMPAIRMENT

TORONTO, April 16, 2009 - Royal Bank of Canada (RY on TSX and NYSE) today announced that it expects to record a goodwill impairment charge (on both a pre and after tax basis) of approximately US$850 million for the second quarter ending April 30, 2009. While the charge will reduce second quarter reported earnings by approximately US$850 million, it is a non-cash item and an accounting adjustment, and will not affect our ongoing operations, or our Tier 1 and Total capital ratios.

As described in our First Quarter 2009 Report to Shareholders, we conducted the first of a two-step goodwill testing process during the first quarter and determined that the goodwill assigned to our International Banking reporting unit may be impaired. We have now completed the second step of the testing process and have determined that the International Banking reporting unit goodwill is impaired, resulting in the expected charge to second quarter earnings noted above.

This expected charge reflects the impact of prolonged challenging economic conditions that have affected our International Banking reporting unit; in particular declines in the U.S. housing market, the deterioration in the overall U.S. economic environment and the decline in the market value of U.S. banks.

RBC will release its second quarter results on May 29, 2009. Information related to these results will be available at: www.rbc.com/investorrelations. A conference call is scheduled for May 29, 2009 at 1:30 p.m. (EDT) and will feature a presentation by RBC executives. Investors are invited to submit questions by email to invesrel@rbc.com. Interested parties can access the call on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2216 or 1-866-898-9626). Please call between 1:20 p.m. and 1:25 p.m. (EDT).

Speaker's notes will be posted on RBC's website shortly following the call. Also, a recording will be available by 5:00 p.m. (EDT) on May 29 until August 2, 2009 at www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 8321037#).

For further information, please contact:

Investor contact:
James Colburn, Investor Relations, (416) 955-7808

Media contact:
Jackie Braden, Media Relations, (416) 974-2124

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to our goodwill impairment charge, earnings, ongoing operations and capital ratios. The forward-looking information contained in this press release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at the date of this release and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "believe," "expect," "estimate" and similar expressions of future or conditional verbs such as "will," "may," "should" or "would". By their very nature, forward-looking statements require us to make assumptions, and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate and that our assumptions may not be correct. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

These factors - many of which are beyond our control - include: market environment impacts, including the impact from the continuing volatility in the financial markets and lack of liquidity in credit markets, and our ability to effectively manage our liquidity and capital ratios, and implement effective risk management procedures; general business and economic conditions in Canada, the United States, and other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the impact of changes in laws and regulations including tax laws; and changes to our credit ratings.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in our First Quarter 2009 Report to Shareholders and in our 2008 Annual Report to Shareholders.